Exhibit 15.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements No. 333-146540 on Form F-3 ASR and No. 333-139204 on Form F-3 of our reports dated April 7, 2010, relating to the consolidated financial statements and financial statement schedule of DryShips Inc. and subsidiaries (the “Company”), (which report expresses an unqualified opinion on those consolidated financial statements and financial statement schedule and includes an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of the Company for the year ended December 31, 2009.

/s/ Deloitte

Deloitte.

Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece

April 9, 2010